UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DUTCH BROS INC.

(Name of Issuer)

Class A Common Stock, $0.00001 par value per share

(Title of Class of Securities)

26701L100

(CUSIP Number)

Jonathan Ricci
c/o Dutch Bros, Inc.
110 SW 4th Street
Grants Pass, Oregon 97526
(Name, Address and Telephone Number of Person
(Authorized to Receive Notices and Communications)

August 1, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26701L100

1.	Names of Reporting Persons. Jonathan Ricci
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 2,213,865 (1)
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 2,213,865 (1)
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,213,865 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes (1) 1,976,335 shares of Class A Common Stock held directly by Jonathan Ricci and (2) 237,530 shares of Class A Common Stock held directly by Ricci Family 2022 Charitable Lead Annuity Trust. Mr. Ricci is the sole trustee of Ricci Family 2022 Charitable Lead Annuity Trust and has sole voting and investment power with respect to the shares held by Ricci Family 2022 Charitable Lead Annuity Trust.
[2]	This percentage is calculated based upon 45,673,542 shares of Class A Common Stock outstanding as of June 30, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 26701L100
Item 1.    Security and Issuer
(a)    This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends Amendment No. 1 to Schedule 13D filed on February 21, 2023 (“Amendment No. 1”) which amended the statement on Schedule 13D filed on March 2, 2022 (the “Original Schedule 13D” and together with Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”) with respect to the Class A Common Stock, par value $0.00001 per share (“Common Stock”), of Dutch Bros Inc., a Delaware corporation (the “Issuer”). Except as otherwise specified in this Amendment No. 2, all items in the Original Schedule 13D and Amendment No. 1 are unchanged. All capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D and Amendment No. 1.

(b)    The principal executive offices of the Issuer are located at 110 SW 4th Street, Grants Pass, Oregon 97526.
Item 3.

The Reporting Person acquired these shares pursuant to that certain Restricted Stock Agreement by and between the Issuer and the Reporting Person upon the conversion of profits interest units in Dutch Mafia, LLC (“Dutch Bros OpCo”) prior to the Issuer’s initial public offering (“IPO”).

In connection with the Issuer’s IPO and the corresponding reorganization and recapitalization transactions immediately prior thereto, all outstanding, vested and unvested profits interest units of Dutch Bros OpCo converted into Class A common units. The number of Class A common units delivered in respect of each profits interest unit was determined based on the amount of proceeds that would be distributed in respect of such profits interest unit if Dutch Bros OpCo were to be sold at a value derived from the IPO price and the proceeds distributed in accordance with that certain Second Amended and Restated Limited Liability Company Agreement of Dutch Bros OpCo, dated as of January 22, 2019.

Immediately following the IPO, upon effectiveness of the registration statement on Form S-8 for the registration of the Issuer’s 2021 Equity Incentive Plan (the “Plan”), each holder who received Class A common units in exchange for profits interest units contributed such Class A common units to the Issuer in exchange for a corresponding number of shares of Common Stock issued in the form of a stock award and restricted stock under the Plan.

Since September 17, 2021, the Reporting Person has sold an aggregate of 453,375 shares of Common Stock.

On October 31, 2022, the Reporting Person contributed 237,530 shares of the Issuer’s Common Stock to the Ricci Family 2022 Charitable Lead Annuity Trust, which the Reporting Person is the sole trustee.

Item 5. Interest in Securities of the Issuer

(a)    The Reporting Person beneficially owns 2,213,865 shares of Common Stock of the Issuer, which represents 4.8% of the Issuer’s Common Stock outstanding as of June 30, 2023, based on 45,673,542 shares of the Issuer’s Common Stock outstanding as reported the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2023.

(b)    The Reporting Person has sole power to vote or direct the vote, and dispose or direct the disposition, of all of the shares of Common Stock that he beneficially holds.

(c)    Set forth in the table below are a list of transactions that were effected within the past sixty days by the Reporting Person with respect to shares of the Issuer’s Common Stock.

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
8/1/2023	Stock Sale	79,538	Common Stock	$30.29*
8/1/2023	Stock Sale	462	Common Stock	$30.86
*Represents the weighted average price per share.

(d)    To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)    On August 1, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of the Issuer’s Common Stock outstanding.

CUSIP No. 26701L100

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2023	/s/ Jonathan Ricci
Date	JONATHAN RICCI